Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

WildHorse Resource Development Corporation:

We consent to the use of our report dated March 31, 2017, with respect to the consolidated balance sheet of WildHorse Resource Development Corporation as of December 31, 2016, the consolidated and combined balance sheet of WildHorse Resource Development Corporation as of December 31, 2015, and the related consolidated and combined statements of operations, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2016, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Houston, Texas

September 29, 2017